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Cabo Vegan

Cabo Verdean Vegan Restaurant

Brockton, MA 02301
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Cabo Vegan previously received $75,000 of investment through Mainvest.
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THE PITCH
Cabo Vegan is seeking investment to obtain operating capital.
THE TEAM
Tome Andrade and Valery Teixeira
Co-Founders

Valery & Tome are a soon to wed vegan couple out of the Boston/Brockton area. The love for their culture an
mimic/recreate the dishes that they so longed for, after becoming vegan.

CHECK OUT OUR ARRAY OF TRADITIONAL CABO VERDEAN DISHES
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PRESS
Brockton Cape Verdean vegan catering business needs your help to become a restaurant

In June, the business launched after the couple created a vegan tuna and lobster roll platter for a friend that

Brockton business Cabo Vegan catering to meat-free lifestyle

Tome Andrade and Valery Teixeira, an engaged couple from Brockton, are behind a new catering business o

worth it!" - Jasmine

"Delicious food! I absolutely love the chuna rolls and katxupa. Also got to try a smoothie last summer...the Su
was such a treat. I also love the couple that runs it. They are so sweet, cute and friendly! Great food & Health

"I ordered chuna and lobster-less roll trays and they were a hit with my family. Very fresh and tasty. We will b
Denise

"Fantastic food. Bonus: it's vegan and is much healthier than what is eat if I was cooking for myself. Healthy
Ann

"I am fan! The cachupa is so good! 🙌🏾 Now I don’t have to get laughed at when I ask my grandmother to leav
worth it!" - Jasmine

"Delicious food! I absolutely love the chuna rolls and katxupa. Also got to try a smoothie last summer...the Su
was such a treat. I also love the couple that runs it. They are so sweet, cute and friendly! Great food & Health

"I ordered chuna and lobster-less roll trays and they were a hit with my family. Very fresh and tasty. We will b
Denise

"Fantastic food. Bonus: it's vegan and is much healthier than what is eat if I was cooking for myself. Healthy
Ann

"I am fan! The cachupa is so good! 🙌🏾 Now I don’t have to get laughed at when I ask my grandmother to leav
worth it!" - Jasmine

"Delicious food! I absolutely love the chuna rolls and katxupa. Also got to try a smoothie last summer...the Su
was such a treat. I also love the couple that runs it. They are so sweet, cute and friendly! Great food & Health

"I ordered chuna and lobster-less roll trays and they were a hit with my family. Very fresh and tasty. We will b
Denise

OUR MISSION

Our mission is to be the loving, passionate beacon of light for veganism through our vegan / plant-based res
Verdean Vegan Cuisine, with love as the main ingredient.

Our love for life is the driving force for everything we stand for
We are passionate about sharing facts about the cruelty of animal agriculture and it's effects on our envirom
With great emphasis on the power of plants, we provide tasty, nutritious plant based meals while sharing all
With an already established base and rapidly growing demand for vegan food, we plan on being the satellite
Due to a lack of vegan eateries in the South Shore, vegans tend to travel quite a bit. We have local customer
travel from as far out as New Hampshire, Rhode Island, Fall River, New Bedford and surrounding towns just t

First and foremost we would like to thank each and every investor for believing in our dream. The driving for
A Love for all living beings, for community, culture and fellowship. Our hearts are filled with love and gratitud
community. Every investment that came in took on the form of a big warm hug of support and encourageme

"An individual has not started living until he can rise above the narrow confines of his individualistic concern:
humanity." – Martin Luther King

The funds that you helped us raise through Mainvest will allow us to purchase equipment, furniture, fixtures
first location in downtown Brockton. We are working closely with the city of Brockton's Redevelopment Auth
infrastructure loan for the construction of our restaurant. The real construction started with this investment
around us to support.

We have partnered up with various organizations here in Brockton and are scheduled at a few pop-up events
await the build out of the restaurant.

As a token of appreciation to the 101 investors that believed in our dream, we would like to host an honorary
opening. We built it together, then we open up the doors together! We can proudly say that Cabo Vegan wa:
community. Not just the local community but also the vegan community and folks who simply support beca
those who invested and have a T-shirt perk coming, we are sending the T-shirts out this following week. Ple
your shirt and the address where we can ship it.

We would like to send out 101 hugs to all of our investors. Thank you again for believing in us! ❤️ 🙏

"The greatness of a community is most accurately measured by the compassionate actions of its members."

Valery & Tome'

Cabo Vegan 🌱

APRIL 7TH, 2021
Cabo Vegan - We're almost halfway there!

Hey! I wanted to update you with information about our capital raise for Cabo Vegan. So far, we've raised $18
would love your support as well. The money we raise in this investment round will help us to purchase equip
the build out of our first location.

We have only 28 days remaining in this investment round. The minimum investment option is $100. Let's inve
information, take a look at our profile on Mainvest: https://mainvest.com/businesses/cabo-vegan

Thanks!

Cabo Vegan

Target Raise

Maximum Raise

Operating Capital $28,200

Mainvest Compensation $1,800

Total $30,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$304,200	$334,620	$358,043	$375,944	$387,221
Cost of Goods Sold	$121,680	$133,848	$143,217	$150,377	$154,887
Gross Profit	$182,520	$200,772	$214,826	$225,567	$232,334

EXPENSES

Rent	$24,000	$24,600	$25,215	$25,845	$26,491
Insurance	$12,000	$12,300	$12,607	$12,922	$13,245
Legal & Professional Fees	$2,500	$2,500	$2,500	$2,500	$2,500
Accountant Fees	$2,000	$2,000	$2,000	$2,000	$2,000
Payroll	$80,000	$82,000	$84,050	$86,151	$88,304
Payroll tax	$4,800	$4,920	$5,043	$5,169	$5,298
Utilities	$15,000	$15,375	$15,759	$16,152	$16,555
Supplies	$3,600	$3,960	$4,237	$4,448	$4,581
Manager Salaries	$5,000	$15,000	$25,000	$25,000	$25,000
Operating Profit	$33,620	$38,117	$38,415	$45,380	$48,360

This information is provided by Cabo Vegan. Mainvest never predicts or projects performance, and has not r
forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $30,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends April 1st, 2022

Summary of Terms

Legal Business Name Cabo Vegan Inc

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 2.6%–5.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these c
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new e
competes with many other businesses, both large and small, on the basis of quality, price, location, and cust
customer preference away from Cabo Vegan's core business or the inability to compete successfully agains
negatively affect Cabo Vegan's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Cabo Vegan's management or vote on and/or influ
regarding Cabo Vegan. Furthermore, if the founders or other key personnel of Cabo Vegan were to leave Cal
Cabo Vegan (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stab
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in la
Cabo Vegan and the key persons will have no control. Changes in assumptions or their underlying facts coul
To the extent that the assumed events do not occur, the outcome may vary significantly from the projected c
be no assurance that the actual operating results will correspond to the forecasts provided herein. Additiona
established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your s
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these
hold your investment for its full term.

The Company Might Need More Capital

Cabo Vegan might need to raise more capital in the future to fund/expand operations, buy property and equi
market its services, pay overhead and general administrative expenses, or a variety of other reasons. There i
capital will be available when needed, or that it will be available on terms that are not adverse to your interes
unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease

Lack of Ongoing Information

Cabo Vegan will be required to provide some information to investors for at least 12 months following the off more limited than the information that would be required of a publicly-reporting company; and Cabo Vegan i information in certain circumstances.

Uninsured Losses

Although Cabo Vegan will carry some insurance, Cabo Vegan may not carry enough insurance to protect aga Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a r Vegan could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consu antitrust laws, and health care laws, could negatively affect Cabo Vegan's financial performance or ability to additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Cabo Vegan's management will coincide: you both want Ca possible. However, your interests might be in conflict in other important areas, including these: You might wa to make sure they are best equipped to repay the Note obligations, while Cabo Vegan might prefer to spend business. You would like to keep the compensation of managers low, while managers want to make as much

Future Investors Might Have Superior Rights

If Cabo Vegan needs more capital in the future and takes on additional debt or other sources of financing, th superior to yours. For example, they might have the right to be paid before you are, to receive larger distribu management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e to have an audit committee made up entirely of independent members of the board of directors (i.e., directo relationships with Cabo Vegan or management), which is responsible for monitoring Cabo Vegan's complian be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Cabo Vegan is your initial expectations

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible tha
or that the representative will do things you believe are wrong or misguided. If an event of default has occurr
appointed, all of the representative's reasonable expenses must be paid before any further payments are ma

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue op
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Cabo Vegan. Mainvest never predicts or projects performance, and has not r
For additional information, review the official Form C filing with the Securities and Exchange Commission on
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
MANUEL L. Brockton, MA 10 months ago

How do we reach out to them for the shirt size and shipment address ? Also, how do you go about getting th
investment level such as sandwich name?

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

Hello Mr Lopes. Please call me 857-413-1453

Macgregor M. Stoughton, MA 10 months ago

I'd love for this business to expand across the South Shore.

anselmo r. Stoughton, MA 10 months ago

I Invested because I believe in eating healthy and do so as with my family

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

Thank you for investing ! We are super excited and can't wait to open up our doors to the community.

Kimberly N. West Bridgewater, MA 10 months ago

Help this small business!

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

Thank you Kimberly! ❤️

Catherine S. North Easton, MA 10 months ago

I invested because I'm happy to support plant based businesses 🌱💕🇨🇻

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

Thank you so much! We can't wait to serve . ❤️

NANCY S. Bridgewater, MA 10 months ago

I'd love to see a Vegan restaurant open in my area.

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

Thank you Nancy! We're coming soon!

Caroline S. Holbrook, MA 10 months ago

I invested because I would love to see another vegan restaurant in the area!

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

Thank you for believing in us Caroline! ❤️

Salena M. Brockton, MA 10 months ago

I invested because I love seeing Brockton show up for Brockton. We can build the community from within 🖤 some vegan options in Brockton!

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

I invested because I had the food and this place is the real deal...Healthy, homegrown, hero food! I love the E thinking! I love the love! Keep up the good work. I might come back and invest more. Best, Iolando

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

Thank you so much Iolando ! We appreciate your support and are looking forward to seeing you in person wl

Devin P. Chicago, IL 10 months ago

I support this to bring more healthy vegan options to my hometown! Thank you for all your effort to expand \ community!

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

Thank you so much Devin! Brockton will hold the flag for veganism in the south shore! 🚩

Cassandra M. Brockton, MA 10 months ago

I supported this to

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

Oh you sure did! Thank you Cassandra! And thank you for continuing to share! Your support is awesome!

Francisco M. Mansfield, MA 10 months ago

I invested because I'm a vegan myself and Cape Verdean. I think it's important to help.

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

Francisco Obrigado! We are appreciate your support!

Linda O. Sharon, MA 11 months ago

I invested because I'm so excited to have a vegan/catering service so close to home!

Tome A. Brockton, MA 11 months ago Cabo Vegan Entrepreneur

Thank you Linda, we are excited to the vegan beacon of the south shore. We appreciate your support

Tome A. Brockton, MA 11 months ago Cabo Vegan Entrepreneur

Together we can make a Difference.

Tome A. Brockton, MA 11 months ago Cabo Vegan Entrepreneur

Thank you 🙏🏾

Sabino F. Boston, MA 11 months ago

Good eating !!!

Tome A. Brockton, MA 11 months ago Cabo Vegan Entrepreneur

Thanks for your support!

James M. Allston, MA 11 months ago

I invested because i'm genuinely interested in seeing more vegan places pop up. Not just in Boston but in th
While I haven't Really had the chance to try Cabo food yet. It looks awesome and I'm looking forward to tryin

Tome A. Brockton, MA 11 months ago Cabo Vegan Entrepreneur

Thank you James! Please contact us so we can get a Cabo Vegan Tshirt for you! We appreciate your suppor

Nylton Barros Andrade I. Brockton, MA 11 months ago

Get In my belly, can't wait for this Cabo goodness! Mmm yum!

Tome A. Brockton, MA 11 months ago Cabo Vegan Entrepreneur

Haha! Help is on the way! Thanks for joining us on this journey!

Ed D. Avon, MA 11 months ago

I invested because the owners have the vision and a solid business plan to change the way people eat health

Tome A. Brockton, MA 11 months ago Cabo Vegan Entrepreneur

Thank you so much for believing in us!

Rito A. Avon, MA 11 months ago

I invested because we need healthier and nutritious options in our inner city communities!

update the data to properly reflect our revenue. Thank you again!

LON I. Cheshire, CT 11 months ago

Hi was this updated

Tome A. Brockton, MA 10 months ago Cabo Vegan Entrepreneur

Hello Lon, sorry for the late response. Just wanted to make sure I get the right information to you. Currently
property directly with a personal mortgage and then to have the business lease the location to cover the mo
impact on the balance sheet, since the property will be a personal asset and then be leased by the business
additional questions and thank you for the interest

LON I. Cheshire, CT 10 months ago

ok i am in. When you do the fitout-- write into your contract the gc is responsible to get utilty incentives on e
the utilty bill if they chose high use equipment

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